INDOSAT LAUNCHED “PULSE SHOCK” FOR ITS IM3 PREPAID CUSTOMER

Jakarta, June 21, 2004. Following the implementation of the competitive tariff scheme of its cellular services introduced by end of May 2004, Indosat again launched “Pulse Shock” for its IM3 prepaid customers. IM3 prepaid tariff is now cheaper and is more competitive. This tariff came into effect since June 21, 2004.

“The reduced tariff of IM3 Smart, a prepaid card which is highly demanded by young people, is meant to provide a more competitive rate, in addition to its advantage in technology provided by it such as GPRS, MMS, M3-Multi Access and M3-Video Streaming. This initiative shows as our commitment to IM3 prepaid customers. We expect that the tariff of its IM3 prepaid or “Pulse Shock” will attract new customers as to achieve the Company’s target in 2004” said Cellular Marketing Director of Indosat, Hasnul Suhaimi.

The reduction of tariff applies for local and long distance calls made between IM3 prepaid customers, and such reduction is up to 300%. Besides that, Indosat also provides other benefits for its customers such as elimination of zoning, flat tariff, and national free roaming. By way of providing those benefits, currently IM3 prepaid customers can make incoming and outgoing calls between them wherever as long as they are in a national zone without any worries about tariff.

Starting June 21, 2004, IM3 prepaid customers who make calls between them will be charged Rp 1,000 per minute and will enjoy national free roaming. IM3 prepaid customers who make local calls between them will also enjoy the same tariff which is Rp 1,000 per minute. Previously, they had been charged a Rp 1,390 per minute for local calls made between them (“home area”) and Rp 1,668 per minute (outside “home area”), but now will only be charged a Rp 1,000 per minute inside or outside home area at peak time. While tariff at off peak time remains the same which is Rp 500 per minute for calls made between IM3 prepaid customers. The significant tariff adjustment rests with long distance calls made between IM3 prepaid customers from previously Rp 3,500 – Rp 4,000 per minute become Rp 1000 per minute.

In addition to IM3 Smart tariff which was significantly reduced, tariff for sms between IM3 prepaid customers also changed from Rp 350 per sms to become Rp 100 per sms during the period starting June 21, 2004 up to August 31, 2004. The tariff reduction also applies for GPRS which changed from Rp 20 per kilo byte to Rp 10 per kilo byte, subject to tax.

*The detail of IM3 prepaid “Pulse Shock” tariff is attached.

Indosat in Brief

Indosat is the most complete telecommunication and information provider in Indonesia providing: cellular, IDD, local telecommunication, fixed wireless access and multimedia, data communication & internet (MIDI).  On the first quarter of 2004, cellular business contributed 68,4% of Indosat’s total revenue.  IDD contributed 17,5% and MIDI services contributed 13,8%.  Indosat’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information, please contact :

Cellular Marketing Communications

Telp: 62-21-30009520

Fax : 62-21-30003255

Public Relations Division

Telp: 62-21-3869625

Fax : 62-21-3812617

E-mail :  publicrelation@indosat.com

Website : www.indosat.com

IM3 PULSA SHOCK TABLE

TRAFFIC PATTERN (IN MINUTE)	Tarif IM3 1 Juni 2004 (After Ppn)		Tarif IM3 Usulan 21 Juni 2004		Δ in home area		Δ out home area
					Rp	%	Rp	%
LOKAL	Diluar Home Area	Didalam Home Area	Diluar Home Area	Didalam Home Area
MS to PSTN
Peak	1,080	900	1,080	900	0	0.0%	0	0.0%
Off Peak	708	590	720	600	12	2.0%	10	1.7%
MS to MS
Peak	1,668	1,390	1,000	1,000	-668	-66.8%	-390	-28.1%
Off Peak	600	500	500	500	-100	-20.0%	0	0.0%
MS to MS Other
Peak	1,860	1,550	1,550	1,550	0	0.0%	0	0.0%
Off Peak	1,548	1,290	1,300	1,300	12	0.9%	10	0.8%

DOMESTIC LONG DISTANCE
MS to PSTN
Inter Area
Peak	3,200	3,200	3,500	3,500	300	8.6%	300	9.4%
Off Peak	3,100	3,100	3,000	3,000	-100	-3.3%	-100	-3.2%
Inter Region
Peak	4,050	4,050	3,500	3,500	-550	-15.7%	-550	-13.6%
Off Peak	3,550	3,550	3,000	3,000	-550	-18.3%	-550	-15.5%

MS to MS
Inter Area
Peak	3,500	3,500	1,000	1,000	-2,500	-250.0%	-2,500	-71.4%
Off Peak	3,000	3,000	1,000	1,000	-2,000	-200.0%	-2,000	-66.7%
Inter Region
Peak	4,000	4,000	1,000	1,000	-3,000	-300.0%	-3,000	-75.0%
Off Peak	3,500	3,500	1,000	1,000	-2,500	-250.0%	-2,500	71.4%

MS to MS Other
Inter Area
Peak	3,900	3,900	4,000	4,000	100	2.5%	100	2.6%
Off Peak	3,400	3,400	3,500	3,500	100	2.9%	100	2.9%
Inter Region
Peak	4,400	4,400	4,000	4,000	-400	-10.0%	-400	-9.1%
Off Peak	3,900	3,900	3,500	3,500	-400	-11.4%	-400	-10.3%

National Roaming
Peak	3,000		free	free
Off Peak	1,500		free	free